UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 4)(1)

                       FOODBRANDS AMERICA, INC
                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $.01 PER SHARE
                   (Title of Class of Securities)

                             344822 10 1
                           (CUSIP Number)

          PETER A. JOSEPH                MARK C. SMITH
          JOSEPH LITTLEJOHN & LEVY       SKADDEN, ARPS, SLATE,
          450 LEXINGTON AVENUE           MEAGHER & FLOM LLP
          SUITE 3350                     919 THIRD AVENUE
          NEW YORK, NEW YORK  10017      NEW YORK, NEW YORK  10022
          (212) 286-8600                 (212) 735-3000

               (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                                March 25, 1997
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following box (  ).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          ---------------
          1    The remainder of this cover page shall be filled out
          for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          --------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Joseph Littlejohn & Levy Fund, L.P.

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                    (a)(  )
                                                                    (b)(  )
          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           (  )

          -------------------------------------------------------------------

          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

          -------------------------------------------------------------------

                                           (7)  SOLE VOTING POWER
                                                     None
                      NUMBER OF            ---------------------------------
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     2,182,500
                      OWNED BY             ---------------------------------
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE
                                                     2,182,500
          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,500

          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                     (  )

          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    17.5%

          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
                    PN


                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Joseph Littlejohn & Levy Fund II, L.P.

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:  (a)(  )
                                                                    (b)(  )

          -------------------------------------------------------------------

          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                          (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

          -------------------------------------------------------------------
                                           (7)  SOLE VOTING POWER
                                                     None
                      NUMBER OF            ---------------------------------
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     3,333,333
                      OWNED BY
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE POWER
                                                     3,333,333

          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                        (  )

          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    26.7%

          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
                    PN

          -------------------------------------------------------------------

                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Peter A. Joseph

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                    (a)(  )
                                                                    (b)(  )

          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                          (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

          -------------------------------------------------------------------
                                           (7)  SOLE VOTING POWER
                                                     None
                      NUMBER OF
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     5,515,833
                      OWNED BY             ---------------------------------
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE POWER
                                                     5,515,833

          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,515,833

          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                        (  )

          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    44.2%

          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
                    PN

          -------------------------------------------------------------------

                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Paul S. Levy

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                    (a)(  )
                                                                    (b)(  )

          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

          -------------------------------------------------------------------
                                           (7)  SOLE VOTING POWER
                                                     None
                      NUMBER OF
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     5,515,833
                      OWNED BY             ---------------------------------
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE POWER
                                                     5,515,833

          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    5,515,833

          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                         (  )

          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    44.2%

          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
                    PN

          -------------------------------------------------------------------

                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    JLL Associates, L.P.

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                    (a)(  )
                                                                    (b)(  )

          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

          -------------------------------------------------------------------
                                           (7)  SOLE VOTING POWER
                                                     None
                      NUMBER OF            ---------------------------------
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     2,182,500
                      OWNED BY             ---------------------------------
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE POWER
                                                     2,182,500

          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,500

          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                       (  )

          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    17.5%

          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
                    PN

          -------------------------------------------------------------------

                                 SCHEDULE 13D

          CUSIP No. 344822 10 1

          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    JLL Associates II, L.P.

          -------------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                    (a)(  )
                                                                    (b)(  )

          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                    OO

          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                         (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

          -------------------------------------------------------------------
                                           (7) SOLE VOTING POWER
                                                     None
                      NUMBER OF            ---------------------------------
                       SHARES              (8) SHARED VOTING POWER
                    BENEFICIALLY                     3,333,333
                      OWNED BY             ---------------------------------
                        EACH               (9) SOLE DISPOSITIVE POWER
                      REPORTING                      None
                       PERSON              ---------------------------------
                        WITH               (10) SHARED DISPOSITIVE POWER
                                                     3,333,333

          -------------------------------------------------------------------
          (7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333

          -------------------------------------------------------------------
          (8)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                           (  )

          -------------------------------------------------------------------
          (9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    26.7%

          -------------------------------------------------------------------
          (28) TYPE OF REPORTING PERSON*
                    PN

          -------------------------------------------------------------------

                    This Amendment No. 4 to the Schedule 13D, dated February 26, 1993 (the "Schedule 13D") supplements the information contained therein with respect to the common stock (the "Common Stock"), par value $.01 per share, of Foodbrands America, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

                    The Schedule 13D is hereby amended as follows:

          ITEM 2.   IDENTITY AND BACKGROUND.

                    Paragraphs (a), (b), (c) and (f) of Item 2 are hereby amended and restated to read as follows:

                    (a)  This statement is being filed by Joseph
          Littlejohn & Levy Fund, L.P., a Delaware limited partnership ("JLL"), Joseph Littlejohn & Levy Fund II, L.P., a Delaware limited partnership ("JLL Fund II"), JLL Associates, L.P., a Delaware limited partnership, which is the general partner of JLL ("JLL Associates"), and JLL Associates II, L.P., a Delaware limited partnership, which is the general partner of JLL Fund II ("JLL Associates II"); and Peter A. Joseph and Paul S. Levy, who are each general partners of each of JLL Associates and JLL Associates II. JLL, JLL Fund II, JLL Associates, JLL Associates II and Messrs. Joseph and Levy are sometimes collectively referred to herein as the "Reporting Persons." Each of Ms. Yvonne Cliff and Mr. Angus Littlejohn resigned, as of August 18, 1995 and September 12, 1996, respectively, as general partners of both JLL Associates and JLL Associates II and are no longer deemed to beneficially own any Shares of the Issuer covered hereby.

                    (b)  The address of the principal business
          office of JLL, JLL Fund II, JLL Associates, JLL
          Associates II and Messrs. Joseph and Levy is 450
          Lexington Avenue, Suite 3350, New York, New York  10017.

                    (c)  The principal business of JLL, JLL Fund
          II, JLL Associates and JLL Associates II is to make and hold investments in various entities. The principal business of each of Messrs. Joseph and Levy is to act as a general partner of JLL Associates and JLL Associates II.

                    (f) Each of JLL, JLL Fund II, JLL Associates and JLL Associates II is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Joseph and Levy is a United States citizen.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended by adding the
          following:

                    On March 25, 1997, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, IBP, inc. (the "Parent") and IBP Sub, Inc. (the "Purchaser") a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, pursuant to which the Purchaser will make an offer (the "Offer") to purchase, at a price equal to $23.40 per share, net to the sellers in cash, or such higher price as may be made in the Offer (the "Share Price"), all of the issued and outstanding shares of the Issuer's Common Stock, and shall merge with and into the Issuer, upon the terms and subject to the conditions set forth in the Merger Agreement.

                    Concurrently with the execution of the
          Agreement, and as a condition to the willingness of the Parent and the Purchaser to enter into the Merger Agreement, JLL and JLL Fund II entered into a Tender Agreement (the "Agreement"), dated as of March 25, 1997, with the Parent and the Purchaser, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference. Pursuant to the Agreement, JLL and JLL Fund II have agreed to validly tender pursuant to the Offer, and, except in certain circumstances, not withdraw, the shares of Common Stock owned by them within five business days of the commencement of the Offer.

                    In addition, pursuant to the Agreement, JLL and JLL Fund II have irrevocably granted to the Purchaser an option (the "Option") to acquire from JLL and JLL Fund II, at the Share Price, any or all of the shares of Common Stock beneficially owned by JLL and JLL Fund II if
          (i) JLL and JLL Fund II fail to comply with any of their obligations under the Agreement or withdraw (except in certain circumstances) the tender of the shares of Common Stock owned by them or (ii) the Offer is not consummated because of the failure to satisfy any of the conditions to the Offer (other than as a result of any action or inaction of the Parent or the Purchaser which constitutes a breach of the Agreement and Merger Agreement). Subject to certain conditions specified in the Agreement, such right is exercisable in whole or in part for the 60 day period following the first to occur of the foregoing events.

                    Pursuant the Agreement, JLL and JLL Fund II have agreed to vote all shares of Common Stock now or hereafter owned by them in favor of the merger described in the Merger Agreement, and against any Acquisition Proposal (as defined in the Merger Agreement). The Agreement shall expire and be of no further force or effect if (i) the conditions to the Purchaser's obligations to accept for payment and pay for shares of Common Stock pursuant to the Offer shall have been satisfied and the Purchaser breaches any obligation of the Purchaser under the Merger Agreement to accept for payment and promptly pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer or (ii) the Purchaser amends the Offer to (w) reduce the Share Price to less than $23.40 in cash, net to the sellers, (x) reduce the number of shares of Common Stock subject to the Offer, (y) change the form of the consideration payable in the Offer or (z) amend or modify any term or condition of the Offer in a manner adverse to JLL and JLL Fund II. The Agreement will also terminate on the earlier of (i) the close of business on September 24, 1997 or (ii) the Effective Time (as defined in the Merger Agreement).

          ITEM 6.   CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                     Item 6 of the Schedule 13D is hereby amended by adding the following:

                    The response to Item 4 above is hereby
          incorporated by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 7 Agreement and Plan of
                         Merger, dated as of March
                         25, 1997, by and among
                         Foodbrands America, Inc.,
                         IBP, inc. and IBP Sub, Inc.

               Exhibit 8 Tender Agreement, dated as
                         of March 25, 1997, among
                         IBP, inc., IBP Sub, Inc.
                         and Joseph Littlejohn &
                         Levy Fund, L.P. and Joseph
                         Littlejohn & Levy Fund II,
                         L.P.


                                  SIGNATURE

                    After reasonable inquiry and to its best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   JOSEPH LITTLEJOHN & LEVY FUND, L.P.

                                   By:  JLL Associates, L.P.,
                                        its General Partner

                                        By:  /s/ Peter A. Joseph
                                            ------------------------
                                             Peter A. Joseph
                                             General Partner

                                  SIGNATURE

                    After reasonable inquiry and to its best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   JOSEPH LITTLEJOHN & LEVY
                                     FUND II, L.P.

                                   By:  JLL Associates II, L.P.,
                                        its General Partner

                                        By:  /s/ Peter A. Joseph
                                            ------------------------
                                             Peter A. Joseph
                                             General Partner


                                  SIGNATURE

                    After reasonable inquiry and to its best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   JLL Associates, L.P.

                                   By: /s/ Peter A. Joseph
                                       -----------------------------
                                        Peter A. Joseph
                                        General Partner

                                  SIGNATURE

                    After reasonable inquiry and to its best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   JLL Associates II, L.P.

                                   By:   /s/Peter A. Joseph
                                         ---------------------------
                                        Peter A. Joseph
                                        General Partner

                                  SIGNATURE

                    After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   By:  /s/ Peter A. Joseph
                                        ----------------------------
                                        Peter A. Joseph


                                  SIGNATURE

                    After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  March 28, 1997

                                   By:  /s/ Paul S. Levy
                                        ---------------------------
                                        Paul S. Levy